# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corbus Pharmaceuticals Holdings, Inc., CIK 0001595097
CUSIP: 21833P301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 RIVER RIDGE DRIVE, NORWOOD, Massachusetts (MA), 02062
Date of event which requires filing of this statement: 09/16/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001716774-26-000003
Filed by CIK 0001716774

## Reporting persons
- Aberdeen Group plc: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- abrdn Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Corbus Pharmaceuticals Holdings, Inc.
Address of issuer's principal executive offices:
500 RIVER RIDGE DRIVE, NORWOOD, MASSACHUSETTS
02062

## Item 2. Person Filing
Name of person filing:
Aberdeen Group plc

abrdn Inc.
Address of principal business office or, if none, residence:
Aberdeen Group plc
1 George Street
Edinburgh, United Kingdom
EH2 2LL

abrdn Inc.
1900 Market Street Suite 200
Philadelphia
PA 19103
Citizenship:
Aberdeen Group plc - UNITED KINGDOM

abrdn Inc. - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote:
Aberdeen Group plc - 0

abrdn Inc. - 0
Shared power to vote or to direct the vote:
Aberdeen Group plc - 0

abrdn Inc. - 0
Sole power to dispose or to direct the disposition:
Aberdeen Group plc - 0

abrdn Inc. - 0
Shared power to dispose or to direct the disposition:
Aberdeen Group plc - 0

abrdn Inc. - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Aberdeen Group plc
abrdn Holdings Limited
abrdn Inc.

Aberdeen Group plc is the parent company.
abrdn Holdings Limited is the intermediate holding company for abrdn Inc.
abrdn Inc. no longer beneficially owns on behalf of our underlying clients any of the outstanding shares of the security class being reported on this Schedule 13G.

## Signatures
- Aberdeen Group plc: Romiza Chaudhry, Romiza Chaudhry / Major Shareholding Reporting Analyst (10/05/2026)
- abrdn Inc.: Romiza Chaudhry, Romiza Chaudhry / Major Shareholding Reporting Analyst (10/05/2026)